

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2014

Via Email
Bruce F. Nardella
Chief Executive Officer
Civitas Solutions, Inc.
313 Congress Street, 6th Floor
Boston, MA 02210

> **Re: Civitas Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 27, 2014**
> **File No. 333-196281**

Dear Mr. Nardella:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to the effectiveness of the company's registration statement, please have a FINRA representative call the staff to confirm whether or not the amount of compensation allowable or payable to the Underwriters has received clearance.

2. Prior to effectiveness, please have an exchange representative call the staff to confirm that your securities have been approved for listing.

3. We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that

the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4. Please update all disclosure to the latest practicable date, including your most recent financial information and fill in all blanks other than the information Rule 430A permits you to omit. For example, you have not provided disclosure required by Item 404 of Regulation S-K with respect to the transaction advisory fee payable to Vestar Capital Partners.

5. We note that you have not filed several exhibits, including the Underwriting Agreement, Certificate of Incorporation, and Legal Opinion. Please note that we review, and frequently comment upon, these documents. Please allow sufficient time for us to do so.

6. Throughout your document to use the term "must-serve individuals." Please clarify the meaning of this term.

Market, Ranking and Other Industry Data, page ii

7. Please tell us whether you or your affiliates have any relationships with Dr. David Braddock and confirm whether you compensated him, directly or indirectly, for the research and findings presented in your filing. Also, please provide us with copies of all reports referenced in your filing with an appropriate legend between the source document and filing disclosure.

8. We note the disclosure on page ii that "We believe these sources and estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties." Please remove such statement, as it implies that you are not responsible for the accuracy of the information you elect to include in your prospectus. In addition, please add a sentence confirming that the company is responsible for all of the disclosure in the prospectus.

Prospectus Summary, page 1

9. We note your statement in the Company Overview section that you generated revenues of $1,199 million and $617 million for fiscal 2013 and the six months ended March 31, 2014. Please revise to add disclosure that indicates the amount of company losses for the corresponding periods.

10. Please ensure your Summary is balanced by, for example, expanding upon your Summary Risk Factor disclosure on page 7. In this regard it is unclear why your history of losses and indebtedness are not included in the bulleted list. Please advise or revise.

11. Please revise the bulleted list of Risk Factors on page 7 to disclose the approximate percentage of your revenues that comes from contracts with state and local governments and address your direct and indirect reliance on Medicaid in narrative and quantitative terms.

12. On page 7 you state that NMH Investment, LLC will distribute its interests in you to its investors, including "other members of management." Please tell us the Securities Act exemption(s) and pertinent facts NMH will rely on for this distribution.

The Offering, page 9

13. Please revise the use of proceeds discussion to indicate the approximate amount of the transaction advisory fee to be paid to Vestar under the management agreement.

14. We note that you have referenced a not-yet quantified stock split that will be completed prior to consummation of the offering. Please clarify if you intend to effect the stock split prior to effectiveness, how you plan to account for it and revise your disclosure as necessary.

Summary Consolidated Financial Data, Page 11

15. Please update the balance sheet data for the six months ended March 31, 2013, as necessary. Please also update this information, as necessary, on page 43 in the selected historical consolidated financial data table.

16. We note your disclosure of Adjusted EBITDA as a performance measure and management believes "provides a more transparent view of our operating performance and operating trends without the effect of non-cash charges and other items that vary from period to period without any correlation to our operating performance." Please explain how adjustments (a), (j), (l), (m) and (n) are not cash-related charges or non-operating in nature and useful for investors to assess performance. Please further clarify how management determines which types of adjustments are included in Adjusted EBITDA.

Risk Factors, page 16

17. On page 17 you state that "[s]everal years ago, [you] experienced a spike in claims filed …" With a view to potential disclosure, please tell us the underlying factors causing this spike in claims, how you addressed those factors, and the impact the claims spike has had on your business and financial results.

Use of Proceeds, page 37

18. Please disclose the dollar value associated with the transaction advisory fee payable to Vestar Capital Partners.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

19. We note you present an Overview that discusses factors that affect your operations and include a statement that revenue growth "has historically been related to increases in the number of individuals served as well as increases in the rates [you] receive for [y]our services." In order to enhance your Management's Discussion and Analysis, please
    • disclose the number of clients served in each period presented, broken out between residential/non-residential, and by reporting segment;
    • disclose the average rates received for significant services by reporting segments;
    • discuss how changes in the number of clients and average rates actually affected reported revenues during the period being discussed; and,
    • enhance the discussion on page 47 or elsewhere to explain how rates are set. In this respect it is unclear what percentages of your rates are set by government payors, whether you primarily take or set your prices, and whether you compete based on prices charged for services performed.

    To enhance investor understanding, please consider providing this information in comparative, tabular, format.

20. We note your results of operations discloses certain events and trends impacting revenues and expenses however your discussion lacks sufficient analysis of the underlying reasons. For example, you state for the year ended September 30, 2013 revenue increased $55.6 million from organic growth, including growth related to new programs. Please provide expanded discussion of the underlying reasons of organic growth, including quantified information of key drivers such as price, volume and other key variables that management uses to manage the business. Please expand the discussion of results of operations throughout for all periods discussed to quantify the impact of the events disclosed and to describe their underlying causes. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

21. We note you intend to repay outstanding notes with your offering proceeds and that you estimate, on page 12, that your interest expense will decline by approximately $41 million as a result. Please revise your Overview and/or Liquidity and Capital Resources to address the gross and net impact that the debt repayment will have on future results.

Debt and Financing Arrangements, page 58

22. We note the disclosure on page 59 that starting in 2015 you are obligated to prepay your term loan based on 50% of your annual excess cash flow. Please disclose how your agreement defines this term.

Critical accounting policies, page 60

23. We note that some of your critical accounting policies simply repeat the information contained in Note 2 of your financial statements. We remind you this section should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. This disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Please revise as appropriate to present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

24. With regard to your discussion of revenues, the two types of revenue contracts you have reported are cost-based reimbursement and unit-of-service contracts. Please expand your disclosure to provide the following:

    a. what percentage of your revenue comes from unit-of-service contract and clearly describe these contracts and discuss the primary judgments and estimates used.

    b. discuss what percentage of your revenue comes from cost-based reimbursement contracts for each period presented. Tell us how you estimate the amount of liability to be recorded for excess payments is adequate for each of the periods presented. If material, please disclose the amounts of excess payment liability.

    c. expand on the rate setting structures, methodologies and interpretations that require judgment and add variability in determining the amounts of revenues recorded.

Quantitative and Qualitative Disclosures about Market Risk, page 64

25. We note you disclose the sensitivity of your cash interest rate expense to a 1% increase in the interest rate on your floating rate debt. Please clarify whether the dollar amount presented – currently $6.1 million – is net of amounts received under the interest rate swap agreement. Also, please clarify whether you intend to enter into a similar agreement following the September 30, 2014 swap agreement expiration.

Business, page 65

26. Please revise your disclosure to provide information about the nature and duration of your typical client relationships for the significant services you offer. It is unclear, for example:
   - whether your services are selected by payors or clients or both;
   - whether clients switch between service providers frequently or infrequently, and how switching generally impacts your organic growth opportunities;
   - the degree to which clients develop relationships with their individual care providers as opposed to your specific brand;
   - whether clients graduate out of services or need them indefinitely;
   - whether you are obligated to accept all clients through your contracts with governmental customers; and,
   - how frequently your customers and clients renew contracts and assignments with you.

   If possible, but only to the extent material, please support any statements made in responsive disclosure quantitatively. For purposes of our comment please read the references to clients to include "or their legal guardian" if necessary.

Management, page 81

27. On page 117 you disclose that you will have a classified board. Please identify which class each director will belong to.

Certain Relationships and Related Party Transactions, page 110

28. Please provide the disclosure required by Item 404(a) of Regulation S-K for the payments made to Vestar pursuant to the management agreement. This disclosure may be provided by means of a cross reference to the specific financial statement footnotes where such payment information may be found in lieu of direct disclosure. In responding please note Instruction 1 to Item 404 of Regulation S-K.

Description of Capital Stock, page 116

29. We note the disclosure on page 118 that you renounce the doctrine of corporate opportunity as it relates to business opportunities that may be presented to Vestar and its affiliates. Please clarify the scope of this provision and the individuals at your company covered by it. It is unclear, for example, whether your directors, executives, or employees may present opportunities to Vestar pursuant to this provision and under what circumstances.

30. We note your disclosure in the Summary section that the company has completed 33 acquisitions for more than $120 million since the beginning of fiscal 2009. Please advise us of the number of acquisition opportunities found by the officers and directors of the

company and the number of acquisition opportunities found by Vestar or its officers, directors or stockholders. We may have further comment.

Underwriting, page 125

31. On page 125 you state the offering expenses "are payable by us and the selling stockholders …" Please state separately the expenses payable by each party.

32. We note your disclosure on page 128 discussing the underwriters' potential other relationships with you, including the possibility that they hold positions in your loans or other debt securities. We also note that you will use the offering proceeds to redeem your senior notes. Please revise your disclosure to confirm, to the issuer's knowledge, whether any offering proceeds will be used to repay amounts owed to any underwriter or its affiliates and whether the redemption will materially benefit any other known position, such as under existing loans.

Index to Consolidated Financial Statements, page F-1
Condensed Consolidated Balance Sheets as of March 31, 2014 and September 30, 2013, page F-2

33. Please include the amount of the allowance for your accounts receivable balance as of March 31, 2014.

Note 2. Significant Accounting Policies, page F-24

Revenue recognition, page F-25

34. We note you policy states "revenue is reported net of allowances for unauthorized sales and estimated sales adjustments." Please explain the circumstances of recording unauthorized sales, when and how you estimate the unauthorized sales allowance and quantify the total amounts of allowance recorded for each period presented. Please also discuss the types of sales adjustments that you record, how you determine the estimate and quantify the adjustment amounts for all periods presented.

Legal Contingencies, page F-28

35. We note your policy on legal contingencies only discusses accounting for probable losses which have been reserved. Please expand your policy disclosure to address your policy for reasonably possible loss contingencies. Please refer to ASC 450-20-50.

Part II

Other Expenses of Issuance and Distribution, page II-1

    36. Please revise to indicate the amount of offering expenses to be paid by the selling shareholders.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Elisabeth M. Martin
        Kirkland & Ellis LLP